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Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File No. 333-257489) of our reports dated February 23, 2023, with respect to the consolidated financial statements of Centerra Gold Inc. (the “Entity”), which comprise the consolidated statements of financial position as of December 31, 2022 and 2021, the related consolidated statements of loss and comprehensive loss, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2022, which reports appear in the Form 6-K of the Entity dated February 23, 2023.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

February 23, 2023
Toronto, Canada

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